Exhibit 99.1

FNV	www.franco-nevada.com

Press Release

Franco-Nevada To Release Third Quarter 2014 Results

Third Quarter Results Release:	November 5th after market close

Conference Call and Webcast:	November 6th 9:00 am ET

Dial-in Numbers:	Toll-Free: 1-888-231-8191

International: 647-427-7450

Webcast: A live audio webcast will be accessible at www.franco-nevada.com

A conference call replay will be available until November 13th, 2014 at the following numbers:  Local: 416-849-0833; Toll-Free: 1-855-859-2056; Pass code: 19871877

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell
Director, Corporate Affairs
416-306-6328 info@franco-nevada.com